Ms Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
December 10, 2010

Re:	The Governor and Company of the Bank of Ireland
Form 20-F for Fiscal Period Ended December 31, 2009
Filed June 14, 2010
File Number: 001-14452
Dear Ms Blume,
This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated November 12, 2010, concerning the Annual Report on Form 20-F for the fiscal period ended December 31, 2009 (the “Form 20-F”) of The Governor and Company of the Bank of Ireland (“the Group”). The Group’s responses to the comment letter are noted below. To facilitate the Staff’s review, each response is preceded by the Staff’s comments.
In some of the responses, in light of the Staff’s comments, the Group has proposed providing disclosures in the Annual Report on Form 20-F for 2010 that may differ from or supplement the corresponding disclosure in the above-referenced Form 20-F. The Group continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.
1. We note your disclosure on Page 15 that as of December 31, 2009, eight percent of your total mortgage book consists of self-certified loans in the United Kingdom. Due to the increased inherent risks as a result of potentially incomplete or inaccurate information, please revise your future filings beginning with your next Form 20-F to provide enhanced disclosures including but not limited to outstanding loan balances with respective impairment provisions, delinquency and impairment rates, and any credit risk mitigation strategies related to this portfolio. Please provide us with your proposed disclosures as of June 30, 2010.
United Kingdom (UK) Self Certified Mortgages
The carrying value of the UK self certified mortgages is £4.5 billion which represents 9% of the total group mortgage book at June 30, 2010. The Group is no longer offering this product and the book is in run-off. As a result, the Group is currently reviewing the risk factors that will be disclosed in its Form 20-F for the year ending December 31, 2010, given that this product is no longer offered by the Group.

The credit risk mitigation strategies related to UK self certified mortgages are consistent with the strategies applied across the Group and as set out in note 56 Risk Management (page F-148) of the Group’s Form 20-F for the nine months ended December 31, 2009.
In response to the comment, the Group will enhance the disclosures on self certified mortgages to include information on the outstanding loan balances, impairment charges and impairment provisions and arrears rates for the self certified sub-set of UK mortgages in our future filings beginning with our Form 20-F for the year ending December 31, 2010. The credit risk mitigation strategies applied to the mortgage book will be detailed as heretofore in the Risk Management note to the consolidated financial statements.
The proposed form of disclosure as of June 30, 2010 is set out below:
The residential mortgage book in the UK of £28 billion at June 30, 2010 (£29 billion at June 30, 2009) includes self certified mortgages of £4.5 billion (£4.8 billion at June 30, 2009) where income verification depends on disclosures by the borrower of their income.
The impairment charge for self certified mortgages was £0.5 million for the six month period ended June 30, 2010, bringing the stock of impairment provisions on this portfolio to £32.3 million. The impairment charge on self certified mortgages for the six month period ended June 30, 2009 was £15.8 million and impairment provisions at that date were £27.7 million.
The incremental charge for the six month period ended June 30, 2010 was modest, as a result of an increase in general house prices in the 6 months to June 30, 2010 together with a low level of actual loss experience during that period.
Mortgage arrears (greater than 3 months) are as follows:
Mortgage Arrears — greater than 3 months in arrears (basis points annualised)

	June 30,	March 31,	December 31,	June 30,
	2010	2010	2009	2009
Bank of Ireland — Total UK book	189	178	171	162
Bank of Ireland — Standard book	121	106	97	88
Bank of Ireland — Self Cert book	520	495	454	404
Bank of Ireland — Buy to Let book	181	181	185	187
Credit risk mitigation strategies for the self certified portfolio are consistent with those for the Group’s overall mortgage book, which are set out in note 56 Risk Management.
2. Please tell us and revise your future filings to be more specific with respect to the underlying reasons for changes in net interest income due to ‘IFRS classifications’ on a period over period basis. For example, if the increase in net interest income is due to a decrease in the funding costs for assets designated at fair value through profit or loss, please clarify which assets are driving the increase and quantify the average interest rates paid to fund those assets for the periods presented.
The period on period changes in ‘net interest income’ and ‘net other income’ are affected by IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at ‘fair value through profit or loss’ (‘FVTPL’). Where assets or liabilities have been designated at ‘fair value through profit or loss’, the total fair value movements on these items, including interest income / expense, are reported in ‘net other income’. However, the cost of funding the assets and the interest income on investment of the related liabilities are reported in ‘net interest income’. In addition, debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is managed using derivative instruments — the cost of which is reported in ‘net other income’.
The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Dec 31,	Mar 31,
	2009	2009
	9 mths	12 mths	Difference
	€m	€m	€m
Net interest income (IFRS)	2,179	3,670
Impact of IFRS classifications	(71)	(578)

Net interest income after adjusting for IFRS Classifications	2,108	3,092	984

The table below outlines the main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the 9 month period ended December 31, 2009 and the year ended March 31, 2009.

	Dec 31,	Mar 31,
	2009	2009
	9 mths	12 mths
	€m	€m
Liabilities designated at FVTPL

Trading Expense	25	141
Insurance contract liabilities and claims paid	5	46

Derivatives not designated under hedge accounting
Trading Expense	41	391

Group Total	71	578

The underlying reasons for changes in net interest income due to IFRS classifications, for the nine month period ended December 31, 2009 compared to the year ended March 31, 2009 are outlined as follows:
Liabilities designated at FVTPL:
The reduction in the 9 month period ended December 31, 2009 compared to the year ended March 31, 2009 relates principally to the interest expense on the Group’s equity linked tracker deposits and structured debt in issue. The equity linked tracker deposits are classified on the balance sheet as Customer accounts and Insurance contract liabilities. The structured debt in issue is classified on the balance sheet as Debt securities in issue.

The significant decrease in this interest expense is caused by the considerable reduction in 3 month Euribor rates from 4.7% at March 31, 2008 to 1.5% at March 31, 2009 to 0.7% at December 31, 2009.
Derivatives not designated under hedge accounting:
The significant reduction in the 9 month period ended December 31, 2009 compared to the year ended March 31, 2009 relates to the fact that the Group raises some elements of its funding in different currencies to which it lends. To convert from the currency in which it borrows into the currency in which it lends, the Group enters into derivatives, in particular cross-currency interest rate swaps and currency forwards. Those derivatives (classified as Derivative financial instruments on the balance sheet) have an interest cost which in the year ended March 31, 2009 was significantly greater than in the nine months ended December 31, 2009. During the nine months to December 31, 2009 the interest cost reduced as interest rates in all currencies reduced towards zero.
Future disclosures:
The Group will revise the disclosure in its future filings to be specific with respect to the underlying reasons for changes in net interest income due to ‘IFRS classifications’ on a period over period basis and to disclose the particular line items that are impacted and quantify the related impact.
3. We note your disclosure that as a result of the impact of the IFRS classifications, the Group’s net interest income decreased by €984 million. Please tell us and revise your future filings to clarify, if true, that this decrease excludes the impact of the IFRS classifications. Please also revise your current disclosure to provide for a clear understanding of the amounts and related income statement line items that are impacted by these IFRS classifications.
We confirm that net interest income after adjusting for the impact of the IFRS classifications, has decreased by €984 million in the nine month period ended December 31, 2009, as illustrated by the table included in the response to comment 2 above. We will revise future filings to clarify this point.
For an explanation of the amounts and income statement line items that are impacted by the IFRS classifications, please refer to the response to comment 2 above.
4. We note your disclosure that this treatment resulted in additional income of €578 million for the twelve month period ended March 31, 2009. Please clarify whether this additional income was net interest income.
The sentence on page 74 on the Form 20-F for the nine months ended December 31, 2009 currently reads as follows:
‘This treatment resulted in additional net interest income of €71 million for the nine month period ended December 31, 2009 and additional income of €578 million for the twelve month period ended March 31, 2009, offset by a similar reduction in ‘other income, (net of insurance claims)’
For clarification, the sentence should read as follows

‘This treatment resulted in additional net interest income of €71 million for the nine month period ended December 31, 2009 and additional net interest income of €578 million for the twelve month period ended March 31, 2009, offset by a similar reduction in ‘other income, (net of insurance claims)’
5. You disclose that where assets or liabilities have been designated at fair value through profit or loss, the total fair value movements on these items, including net interest income are reported in ‘other income (net of insurance claims).’ As this income category comprises many line items on your income statement and the impact due to ‘IFRS classifications’ has changed significantly from period to period, please tell us and revise your future filings to disclose the particular line items that are impacted and quantify the related impact. In addition, disclose which categories of assets/liabilities designated at fair value through profit or loss are driving the change in these line items (ex: derivative financial instruments, other financial assets at fair value through profit or loss, customer accounts, liabilities to customers under investment contracts, etc.) A tabular presentation may be useful in this regard.
We have outlined in the response to comment 2, a line by line impact within other income of the liabilities designated at fair value through profit or loss which are included within the impact of ‘IFRS classifications’.
6. We note your disclosure that your fair valuation methods for your loans where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral is determined using one or more different methods (valuation from independent external professionals, estimates based on verbal consultations with external valuers, local market knowledge and residual methodologies). Please tell us as of June 30, 2010 and December 31, 2009 and also revise future filings beginning with your Form 20-F for the period ended December 31, 2010 to disclose the following:
a)	Explain in further detail each of these methodologies, specifically how the amounts are derived and reviewed for appropriateness;

b)	How and when you determine which methodology to use in valuing the underlying collateral along with the typical timing and frequency for when these valuations are performed or obtained and subsequently updated;

c)	The circumstances in which you will obtain one or more valuations along with a discussion as to how you determine the final fair value of the collateral; and

d)	The number and type of loans along with their respective amounts and/or percentage of collateral dependent loans valued using each of these methodologies.
Land and development property within the Group’s property and construction asset class is the principal asset class where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral and where one or more valuation methods as described in the disclosures is applied.
Land and development property loans (including loans held for sale to the National Asset Management Agency (NAMA)1) totalled €10.4bn at June 30, 2010 (€11.3bn at December 31, 2009). Disposals to NAMA in the year ending December 31, 2010 are expected to significantly reduce the Group’s exposure to this asset class. Given the significantly reduced

[1]	The National Asset Management Agency (NAMA) established on a statutory basis by the Irish Government to buy land and development loans, as well as certain associated loans, from the participating banks, including Bank of Ireland.

exposure in future periods, the Group is currently reviewing what level of further information it will include in future filings.
a) Explain in further detail each of these methodologies, specifically how the amounts are derived and reviewed for appropriateness;
For land and development property assets in particular (where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral), in light of the restricted market liquidity that continues to be a feature of the market, the Group uses estimated cashflows based on valuations from the most appropriate source available for the asset in question. These valuation methodologies include formal written valuations from independent external professionals, desktop valuations informed by consultations with external valuers, local market knowledge provided by relevant bank management and/or residual value methodologies.
1) Formal written valuations from independent external professionals:
Up to date, independent, professional valuations in writing are sought in circumstances where there continues to be sufficient transactional evidence and market liquidity to support an expert objective view. These circumstances are more likely to exist in markets outside Ireland and/or where development property assets are at or near practical completion. External qualified firms with appropriate knowledge of the particular market are commissioned to provide formal written valuations, including an assessment of the timeline for disposal, in respect of the property.
2) Desktop valuations informed by consultations with external valuers:
Given the significant dislocation experienced in property markets, the requirements for sufficient transactional evidence and market liquidity to support a formal written expert view are often not met and professional valuations are unavailable. Whilst less formal than written valuations, verbal consultations with external valuers familiar with local market conditions provide general information on market developments, trends and outlook. These consultations are used to benchmark asset values and the potential timeline for realisation and form the basis for the estimation of the recoverable amount to be used for impairment provisioning.
3) Local market knowledge provided by relevant bank management:
Local market knowledge provided by relevant bank management occurs typically where the loan and underlying property asset are relatively small and illiquid. In such cases, estimated valuations of undeveloped sites may be expressed on a ‘per plot’ basis if there is suitable zoning/planning in place, whereas unzoned rural land may be assumed to have only agricultural value.
4) Residual value methodologies:
Residual value methodologies are used to estimate the current value of a site or part-completed development based on a detailed appraisal that assesses the costs (building, funding and other costs) and receipts (forecast sales and/or lettings) associated with bringing a development to completion. This approach looks at the cost of developing the asset and assessing the expected cashflows from completing the development to determine the residual value to the Group. The type, size and location of the property asset and its development potential and marketability are key factors in this assessment process. The Group may look to some of the other valuation methodologies outlined earlier in determining the appropriate inputs to this analysis.

In all cases where the valuation methodologies above are used, the initial recommendation of the realisable value and the timeline for realisation are arrived at by specialist work out units. These estimated valuations are subject to review, challenge and, potentially, revision by experienced credit professionals in underwriting units within the Credit and Markets Risk Division and are ultimately approved by discretion holders upon the recommendation of the credit underwriting unit.
The Group operates a tiered approval framework for provisions which are approved, depending on the exposure or provision amount, by various delegated authorities up to Credit Committee level. At all approval levels, the provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.
(b) How and when you determine which methodology to use in valuing the underlying collateral along with the typical timing and frequency for when these valuations are performed or obtained and subsequently updated;
The appropriate methodological application depends on the options available to management which are driven by the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability.
The Group workout units review available information on a case by case basis to identify the actions that will maximise the likely recovery for the Group. These specialised workout units consider the appropriate valuation method(s) to be used based on their expert judgement and knowledge of the individual circumstances. At all approval levels, the provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.
In assessing loans for an initial impairment provision, the methodologies outlined above are used to estimate the expected recovery and the recovery timeline. It is Group policy to review individually significant impaired loans quarterly, with the review including a re-assessment of the recovery strategy, the continued appropriateness of the valuation methodology to be applied and the adequacy of the impairment provision. Where information is obtained between reviews that impacts expected cashflows (e.g. evidence of comparable transactions emerging, changes in local market conditions etc.), an immediate review and assessment of the required impairment provision is undertaken.
c) The circumstances in which you will obtain one or more valuations along with a discussion as to how you determine the final fair value of the collateral;
At review, the continued appropriateness of the valuation methodology previously applied is considered and, if circumstances have changed, an alternative methodology may be adopted. While only one methodology is generally applied in determining the value when a loss is initially recognised or at review, there may be limited circumstances where more than one approach is used e.g. residual value methodologies may look to formal professional valuations, verbal consultations with external professionals or local market knowledge provided by relevant bank management.
In all cases where the valuation methodologies above are used, the initial recommendation is subject to review, challenge and, potentially, revision by experienced credit professionals in underwriting units within the Credit and Markets Risk Division and are ultimately approved by authorised individuals upon the recommendation of the credit underwriting unit.
d) The number and type of loans along with their respective amounts and/or percentage of collateral dependent loans valued using each of theses methodologies.

For the reasons above the Group will use the most appropriate methodology on a case by case basis, based on knowledge and experience of the individual circumstances. The Group does not capture information on the number or value of cases assessed under each of the above methodologies and therefore it is not possible to outline the number or value of loans where each individual method is used. Taking these methodologies together, land and development property within the Group’s property and construction asset class is the principal asset class where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral and where one or more valuation methods as described in the disclosures is applied. Including loans held for sale to NAMA and gross of impairment provisions, land and development property loans total €11.3 billion or 8.4% of the Group loan book at 31 December 2009. Of this amount, €8.5 billion of the land and development property assets, carrying impairment provisions of €2.6 billion, were held for sale to NAMA at 31 December 2009.
7. We note your disclosure that securities sold subject to repurchase (‘repos’) are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral.
Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.
If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the period s presented and discuss how you calculated the average amount.
We confirm that the Group has not derecognised any securities delivered in our repurchase agreements. We will revise our future filings to disclose this fact.
Accuracy and adequacy of disclosure in the filing
We acknowledge that:
•	Management is responsible for the adequacy and accuracy of disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope the information above is useful in addressing the queries raised in your letter.
Please contact Andrew Keating (Director of Group Finance; Tel: +353 1 637 8141) if you have any questions relating to the response.

Yours sincerely
/s/ Richie Boucher
Richie Boucher
Group Chief Executive.

Cc:
John Spitz
Andrew Keating